Mail Stop 3010

May 14, 2009

Mr. Wilfred N. Cooper, Jr.
President and Chief Executive Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

Re: **WNC California Housing Tax Credits, L.P.**
          Form 10-K for the Year Ended March 31, 2007
          Forms 10-Q for the quarters ended June 30, September 30, and
          December 31, 2007
          File No. 000-20058

Dear Mr. Cooper:

We have read your supplemental response letter dated May 5, 2009 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Item 1A. Risk Factors, page 5

1.   We have reviewed your response to our prior comment 2 and believe the risk factor to which you refer does not adequately address the risk of your lack of sufficient working capital. Please confirm for us that you will include a separate risk factor in future filings, if appropriate, discussing your current lack of working capital.

Item 9A. Controls and Procedures, page 38

2.   We have reviewed your response to our prior comment 9 and the draft disclosure set forth in your response letter. The draft disclosure suggests that your disclosure controls and procedures may not have been effective for the periods covered by the report. Please tell us, as previously requested, whether your disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective for the periods covered by the report. If your executive officers concluded that the disclosure controls and procedures were effective, please explain to us the basis for their conclusion.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief